UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: July 2007                                    File No.0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia, Canada  V6C 1L6

(Address of principal executive offices)

1.

Interim Financial Statements dated June 30, 2007

2.

MD&A dated July 31, 2007

3.

News Release dated July 3, 2007

4.

New Release date July 11, 2007

5.

News Release dated July 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resources Corporation

(Registrant)

Dated:  October 18, 2007

/s/ Joanne Freeze

     Joanne Freeze,

     President & Director

CANDENTE RESOURCE CORP.

Consolidated Financial Statements

June 30, 2007

 (Stated in U.S. Dollars)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended June 30, 2007

CANDENTE RESOURCE CORP.

Consolidated Balance Sheets

As at,

(Stated in U.S. Dollars)

	June 30, 2007	June 30, 2006
A S S E T S
Current assets
Cash and cash equivalents (Note 2)	$ 14,016,833	$ 2,939,853
Amounts receivable	455,618	67,803
Due from related party	7,882	38,457
Marketable securities (Notes 2 and 6)	50,967	22,397
Prepaid expenses and deposits	15,356	50,816
	14,546,656	3,119,326

Value added tax receivable (Peru)	1,784,782	609,327
Unproven mineral rights (Notes 2 and 3)	16,923,059	7,750,057
Equipment (Notes 2 and 4)	235,971	139,827
	$ 33,490,468	$ 11,615,837

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 1,864,354	$ 188,579
Due to Related Parties	-	520
Exploration funds	-	212,504

	$ 1,864,354	$ 401,603

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 5)	$ 37,946,143	$ 16,270,076
Contributed surplus (Note 5)	3,170,431	1,679,032
Deficit	(9,490,460)	(6,732,174)
	31,626,114	11,216,934
	$ 33,490,468	$ 11,618,537

Continued operation (note 1)
Approved on behalf of the Board of Directors:
“Joanne Freeze”	“Peter de Visser”
Director	Chief Financial Officer

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

For the three months ended June 30,

(Stated in U.S. Dollars)

	For the Three Months		For the Six Months
	ended June 30,		ended June 30,

	2007	2006	2007	2006
	$	$	$	$
Expenses
	13,685	16,804	53,419	32,259
Amortization of equipment
	(140)	1,652	1,821	11,815
Bank charges and interest
	112,081	122,191	173,766	197,080
Corporate development
	(184,864)	(183,844)	(223,169)	(121,191)
Loss (Gain) on foreign exchange
	(11,388)	(17,363)	(29,701)	(19,155)
Interest income
	33,007	61,730	45,953	107,766
Investor relations
	113,244	20,905	119,673	37,228
Legal, audit and accounting
	106,670	54,294	174,767	91,615
Management and office salaries
	67,198	38,233	102,469	67,043
Office, rent and miscellaneous
	1,912	734	3,172	2,292
Travel
	27,562	1,732	55,088	17,954
Regulatory and filing fees
	59,786	38,376	94,867	48,690
Shareholder communications
	1,063,462	56,854	1,227,293	356,274
Stock-based compensation expense
	-	-	-	3,577
Write-off of unproven mineral rights

	(1,402,215)	(212,298)	(1,799,418)	(833,247)
Loss for the year
	(8,088,245)	(6,519,876)	(7,691,042)	(5,898,927)
Deficit, beginning of year
	$ (9,490,460)	$(6,732,174)	$(9,490,460)	$(6,732,174)
Deficit, end of year
Loss per share (Note 7)	$ (0.02)	$ 0.00	$ (0.03)	$ (0.02)

Weighted average number of shares outstanding	55,081,593	49,301,444	56,283,268	49,420,536

CANDENTE RESOURCE CORP.

Consolidated Statements of Cash Flows

For the Periods ended June 30,

 (Stated in U.S. Dollars)

	For the Three Months		For the Six Months
	ended June 30,		ended June 30,

	2007	2006	2007	2006
Cash provided by (used for):

Operating activities

Loss for the year	$(1,402,215)	$(212,298)	$(1,799,418)	$(833,247)
Adjustment for items not involving cash:
Amortization of equipment	13,685	16,804	53,419	32,259
Stock-based compensation	1,063,462	56,854	1,227,293	356,274
Exploration funds receivable	-	18,538	-	416,491
Write-off of unproven mineral rights	-	-	-	3,577
Changes in non-cash working capital items:
Amounts receivable	(376,490)	722,774	(378,852)	(34,921)
Prepaid expenses and deposits	(1,207)	30,553	5,274	8,473
Marketable securities	(17,362)	(976)	(17,671)	(901)
Accounts payable and accrued liabilities	110,208	(96,260)	(700,621)	(86,313)
Due to/from related parties	(7,882)	1,825	(7,882)	4,109
Cash used for operating activities	(617,801)	537,814	(1,618,458)	(134,199)
Investing activities

Acquisition of equipment	(72,075)	(1,996)	(138,202)	(959)
Unproven mineral property exploration costs	(2,408,785)	(660,382)	(4,257,619)	(1,322,260)
Unproven mineral property acquisition costs	(452,415)	(161,332)	(377,900)	(117,267)
Value added tax receivable	(809,039)	(86,089)	(716,349)	(139,229)
Cash used for investing activities	(3,742,314)	(909,799)	(5,490,070)	(1,079,715)
Financing activities

Option payments and exploration funds received	78,265	-	78,265	250,000
Common shares issued for cash	16,945,627	-	19,254,323	3,813,459
Share issue costs	(1,296,649)	(27,346)	(1,296,649)	(91,359)
Cash provided by financing activities	15,727,243	(27,346)	18,035,939	3,972,100
Net increase(decrease) in cash and cash equivalents	$11,367,128	$(339,331)	$10,927,411	$2,258,186
Cash and cash equivalents, beginning of Period	2,649,705	3,339,184	3,089,422	681,667
Cash and cash equivalents, end of Period	$14,016,833	$2,939,853	$14,016,833	$2,939,853

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the period ended,

 (Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance June 30, 2007
PERU	$	$	$	$	$
El Tigre Property
Acquisition costs	58,565	4,500	63,065	5,700	68,765
Deferred exploration costs:
Assays	3,326	114	3,440	-	3,440
Equipment maintenance & rental	2,386	2,902	5,288	-	5,288
Field supplies & travel expenses	31,076	5,432	36,508	7	36,515
Field office and personnel	85,962	12,343	98,305	661	98,966
Geological & geophysical	38,589	51,281	89,870	53	89,923
Maps & publications	8,846	405	9,251	1	9,252
Exploration recovery	(150,000)	(108,343)	(258,343)	-	(258,343)
	78,750	(31,366)	47,384	6,422	53,806
Lunahuana Property
Acquisition costs	113,454	39,481	152,935	30,465	183,400
Deferred exploration costs:
Assays	9,232	165	9,397	-	9,397
Equipment maintenance & rental	3,408	2,804	6,212	-	6,212
Field supplies & travel expenses	25,441	2,170	27,611	36	27,647
Field office & personnel	55,844	7,595	63,439	3,636	67,075
Geological & geophysical	109,700	13,365	123,065	286	123,351
Maps & publications	6,423	856	7,279	7	7,286
	323,502	66,436	389,938	34,430	424,368
Las Sorpresas Property
Acquisition costs	51,840	25,422	77,262	18,222	95,484
Deferred exploration costs:
Assays	5,391	58	5,449	-	5,449
Equipment maintenance & rental	2,823	5,167	7,990	-	7,990
Field supplies & travel expenses	19,089	1,339	20,428	21	20,449
Field office & personnel	95,778	3,745	99,523	2,112	101,635
Geological & geophysical	92,512	2,918	95,430	170	95,600
Maps & publications	664	22	686	4	690
Exploration recovery	(150,000)	(19,285)	(169,285)	-	(169,285)
	118,097	19,386	137,483	20,529	158,012

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the period ended,

(Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance June 30, 2007
	$	$	$	$	$
Picota Property
Acquisition costs	61,440	-	61,440	23,348	84,788
Deferred exploration costs:
Assays	4,796	5	4,801	-	4,801
Equipment maintenance & rental	6,500	980	7,480	-	7,480
Field supplies & travel expenses	12,098	517	12,615	27	12,642
Field office & personnel	22,953	345	23,298	2,706	26,004
Geological & geophysical	40,370	1,441	41,811	218	42,029
Maps & publications	3,140	2	3,142	6	3,148
	151,297	3,290	154,587	26,305	180,892

Pamel Property
Acquisition costs	104,522	15,601	120,123	18,187	138,310
Deferred exploration costs:
Assays	26,264	38,684	64,948	18,935	83,883
Drilling	-	204,443	204,443	205,753	410,196
Equipment maintenance & rental	45,611	23,903	69,514	21,328	90,842
Field supplies & travel expenses	28,436	49,496	77,932	16,655	94,587
Field office & personnel	120,141	186,670	306,811	217,331	524,142
Geological & geophysical	135,966	143,097	279,063	69,873	348,936
Maps & publications	10,247	4,970	15,217	345	15,562
Options payments received	(145,000)	(913,305)	(1,058,305)	(78,265)	(1,136,570)
	326,187	(246,441)	79,746	490,142	569,888

Las Brujas Property
Acquisition costs	22,801	6,000	28,801	6,000	34,801
Deferred exploration costs:
Assays	2,628	17	2,645	-	2,645
Equipment maintenance & rental	82	1,018	1,100	-	1,100
Field supplies & travel expenses	7,764	1,071	8,835	7	8,842
Field office & personnel	26,298	1,435	27,733	695	28,428
Geological & geophysical	15,515	1,994	17,509	56	17,565
Maps & publications	2,332	7	2,339	1	2,340
	77,420	11,542	88,962	6,759	95,721

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the period ended,

(Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance June 30, 2007
	$	$	$	$	$
Canariaco Property
Acquisition costs	134,963	72,902	207,865	49,680	257,545
Deferred exploration costs:
Assays	132,309	104,077	236,386	165,536	401,922
Drilling	950,264	1,516,088	2,466,352	2,066,640	4,532,992
Equipment maintenance & rental	122,100	128,230	250,330	207,534	457,864
Field supplies & travel expenses	205,417	219,023	424,440	307,227	731,667
Field office & personnel	756,347	742,424	1,498,771	1,374,107	2,872,878
Geological/geophysical/Engineering	553,183	603,256	1,156,439	767,126	1,923,565
Maps & publications	17,198	97,066	114,264	57,858	172,122
	2,871,781	3,483,066	6,354,847	4,995,708	11,350,555
Alto Dorado/Toril Property
Acquisition costs	139,947	44,239	184,186	14,700	198,886
Deferred exploration costs:
Assays	44,644	12,657	57,301	-	57,301
Drilling	146,010	184,211	330,221	-	330,221
Equipment maintenance & rental	115,468	9,870	125,338	-	125,338
Field supplies, camp & travel	158,469	28,717	187,186	2,468	189,654
Field office & personnel	465,536	65,736	531,272	17,337	548,609
Geological & geophysical	568,983	45,104	614,087	2,797	616,884
Maps & publications	44,677	1,781	46,458	8	46,466
Option payments received	(200,000)	(201,587)	(401,587)	-	(401,587)
	1,483,734	190,728	1,674,462	37,310	1,711,772
Other Properties
Acquisition costs	337,530	74,144	411,674	155,432	567,106
Deferred exploration costs:
Assays	54,949	11,764	66,713	384	67,097
Equipment maintenance & rental	38,800	17,424	56,224	75	56,299
Field supplies & travel expenses	98,889	24,993	123,882	1,504	125,386
Field office & personnel	209,607	43,457	253,064	31,502	284,566
Geological & geophysical	249,443	126,169	375,612	7,120	382,732
Maps & publications	39,564	4,693	44,257	39	44,296
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	993,782	302,644	1,296,426	196,056	1,492,482
Peru - Total	6,424,550	3,799,285	10,223,835	5,813,661	16,037,496

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the period ended,

 (Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance June 30, 2007
	$	$	$	$	$
Mexico Property
El Oro Property
Acquisition costs	-	53,483	53,483	52,863	106,346
Deferred exploration costs:
Assays	-	-	-	2,467	2,467
Drilling	-	-	-	166,037	166,037
Equipment maintenance & rental	-	-	-	-	-
Field supplies & travel expenses	-	22,476	22,476	56,386	78,862
Field office & personnel	-	7,247	7,247	44,748	51,995
Geological & geophysical	668	65,829	66,517	79,781	146,298
Maps & publications	-	618	618	1,427	2,045
Mexico Total	688	149,653	150,341	403,709	554,050
CANADA (NEWFOUNDLAND)
Virgin Arm, Staghorn and Other Properties
Acquisition costs	69,116	47,964	117,080	3,304	120,384
Exploration bonds	11,439	(11,439)	-	-	-
Deferred exploration costs:
Assays	8,903	(13)	8,890	-	8,890
Drilling	-	-	-		-
Equipment maintenance & rental	12,430	2,724	15,154	530	15,684
Field supplies & travel expenses	22,493	(432)	22,061	-	22,061
Field office & personnel	27,524	(972)	26,552	-	26,552
Geological & geophysical	139,714	(2,133)	137,581	-	137,581
Maps & publications	361	-	361	-	361
Canada Total	291,980	35,699	327,679	3,834	331,513
Total Unproven Mineral Rights	6,717,218	3,984,637	10,701,855	6,221,204	16,923,059

CANDENTE RESOURCE CORP.

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru, Mexico and Newfoundland, Canada.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp., its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A., and its Mexican subsidiary Minera CCM. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper that is highly liquid and readily convertible to known amounts of cash, with maturity dates of less than 90 days and includes the dollar equivalent of gold in gold grams.  Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

Marketable Securities

Marketable securities are recorded at fair market value and valuation gains and losses are included in comprehensive income.  There is currently no material change in valuation.

Comparative Figures

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation in 2007.

3.

UNPROVEN MINERAL RIGHTS

PERU

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru.

During 2004, the Company entered into two separate option agreements whereby the optionee can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending $2,500,000 on each property over 3.5 years and by making either cash payments of $570,000 or issuing 250,000 common shares by January 31, 2008.  On June 30, 2007 the optionee advised Candente of their decision to withdraw from their option on the El Tigre property.

3.

UNPROVEN MINERAL RIGHTS (Continued)

The Las Sorpresas Property remains under option from Candente to the Optionee but is not currently active in exploration while community contracts are being negotiated.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru, which had been acquired by staking.

c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares in 2000 and the commitment to issue 30,000 shares at completion of the initial drilling program. There remains further commitment to issue 50,000 shares upon commencement of commercial production.

During 2005, the Company entered into an option agreement whereby the optionee can earn a 51% interest in the property by spending $2,500,000 over 3.5 years and by making either cash payments of $570,000 or by issuing 250,000 shares, to the Company by May 31, 2010.  On June 30, 2007 the optionee advised Candente of their decision to withdraw from their option on the Pamel property.

d)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru, which had been acquired by staking and the payment of a finder’s fee of 20,000 shares in 2000.

e)

Cañariaco Property

Northern Peru

The Company owns a 100% interest in the Cañariaco mineral property located in Northern Peru which had been acquired for $75,880 in 2001.

f)

Alto Dorado/Toril Property

Central Peru

The Company owns a 100% interest in the Alto Dorado mineral property by payment of $10,000 and the issuance of 100,000 common shares.  The Company paid $50,277 to the Peruvian government to acquire a 100% interest in the Toril claims.  The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

During 2005, the Company entered into an option agreement whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement. In March 2006, the optionee advised the Company of their decision to withdraw from their option agreement.

g)

Other Peruvian Properties

The Company owns 20 other mineral properties in Peru totaling approximately 37,832 hectares, which had been acquired by staking.

Michoacan/Mexico State, Mexico

During 2006 the Company entered jointly (50%/50%) into an option agreement with another company.  This agreement gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares).

4.

UNPROVEN MINERAL RIGHTS (Continued)

Newfoundland, Canada

a)

Staghorn Property

The Company has a 100% interest in 67 claims in Southwestern Newfoundland known as the “Staghorn” property by paying Cdn$105,520, issuing 120,000 common shares and completing Cdn$500,000 in exploration expenditures before November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.  During 2006, the Company issued 42,424 common shares in lieu of a required cash payment of Cdn $28,000.

b)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

4.

EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2007	December 31, 2006
Office furniture and equipment	$ 29,181	$ 16,972	$ 12,209	$ 12,202
Computer equipment	53,200	34,386	18,814	18,967
Security equipment	13,410	7,224	6,186	6,973
Exploration equipment (Canada)	38,234	16,840	21,394	25,169
Exploration equipment (Peru)	278,474	101,106	177,368	87,877
	$412,499	$176,528	$235,971	$151,188

5.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value.

b) Issued:	June 30, 2007		December 31, 2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	53,256,444	$ 20,102,654	43,718,954	$12,409,512
Private Placements	13,169,870	14,885,611	8,380,066	6,879,155
Stock options	1,095,000	588,458	725,000	383.390
Warrants	1,913,813	2,145,530	300,000	182,134
Mineral Properties	30,000	38,259	132,424	99,683
Stock-based compensation	-	185,631	-	148,780
Balance, end of year	69,465,127	$ 37,946,143	53,256,444	$20,102,654

c)

Contributed Surplus

	June 30, 2007	December 31, 2006
Balance, beginning of year	$ 1,865,429	$ 1,414,117
Stock-based Compensation on stock options	1,227,295	574,889
Stock-based Compensation on warrants	263,338	25,203
Stock options exercised	(185,631)	(148,780)
Balance, end of year	$ 3,170,431	$ 1,865,429

5.

SHARE CAPITAL (continued)

d)

Stock options

Expiry Date	Exercise Price Cdn$	Balance December 31, 2006	Issued	Exercised	Expired/ Cancelled	Balance June 30, 2007
6-Feb-07	0.17	10,000	-	(10,000)	-	-
5-Apr-07	0.23	16,250	-	(16,250)	-	-
23-Apr-12	0.33	65,000	-	-	-	65,000
6-Sep-07	0.33	457,500	-	(345,000)	-	112,500
17-Jan-08	0.48	415,000	-	(20,000)	-	395,000
4-Feb-08	0.48	466,000	-	(53,000)	-	413,000
15-Oct-08	0.69	29,850	-	-	-	29,850
31-Oct-08	0.80	440,000	-	(45,000)	-	395,000
2-Mar-09	0.80	346,650	-	-	-	346,650
6-Jul-09	0.70	111,000	-	-	-	111,000
19-Aug-09	0.70	100,000	-	-	-	100,000
7-Oct-09	0.70	300,000	-		-	300,000
6-Jan-10	0.70	550,000	-	(70,000)	-	480,000
6-Jul-10	0.70	50,000	-	(50,000)	-	-
7-Nov-10	0.70	200,000	-	(100,000)	-	100,000
3-Jan-11	0.70	863,750	-	(75,000)	-	788,750
9-Feb-11	0.75	225,000	-	-	-	225,000
9-Mar-11	0.75	375,000	-	(112,500)	-	262,500
21-Jun-11	0.80	100,000	-	(100,000)	-	-
29-Sep-11	0.85	150,000	-	(75,000)	-	75,000
22-Oct-11	0.85	1,670,000	-	(61,250)	-	1,608,750
16-Feb-12	1.09	-	250,000	-	-	250,000
2-May-12	1.32		300,000	-	-	300,000
11-Jun-12	1.40		2,232,500	-	-	2,232,500

		6,941,000	2,782,500	(1,133,000)	-	8,590,500
Weighted Average Prices Cdn		0.67	1.36	0.60	-	0.90

At June 30, 2007, the weighted average remaining life of the outstanding options is 3.46 years (2006- 3.16 years).

During the current period, the Company recorded stock-based compensation expense of $1,227,293 (2006 - $574,889) and share issue costs for agents’ options of $1,296,649 (2006 - $25,203).

The fair value of options in 2007 and 2006 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 4.06% to 4.72% (2006 – 3.9% to 4.5%); an expected life of 5 years (2006 - 5 years); an expected volatility of 63% to 64% (2006 - 52% to 57%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models alone do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

5.

SHARE CAPITAL (continued)

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006
Expected volatility	63.47%	54.14%
Risk-free interest rate	4.60%	4.06%
Expected lives	5 years	5 years
Dividend yield	0%	0%

Weighted average fair value of stock options granted	Cdn$0.78	Cdn$0.40

e)

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price Cdn $	Balance December 31, 2006	Issued	Exercised	Expired/ Cancelled	Balance June 30, 2007

31-Mar-07	1.25	185,205	-	185,205	-	-
31-Mar-07	1.25	24,870	-	24,870	-	-
31-Mar-07	1.25	52,500	-	52,500	-	-
31-Mar-07	1.25	3,000	-	3,000	-	-
31-Mar-07	1.25	2,690,033	-	1,648,238	1,041,795	-
7-Dec-07	1.65	1,500,000	-	-	-	1,500,000
07-Jun-08	1.37	-	780,592	-	-	780,592
		4,455,608	780,592	1,913,813	1,041,795	2,280,592
Weighted Average Exercise Price		$ 1.39	1.37	1.25	1.25	1.55

6.

MARKETABLE SECURITIES

At June 30, 2007, the Company held marketable securities with a cost of $50,967 (2006 – $33,296) and a market value of $53,219 (2006 – $52,175).

7.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.

SEGMENTED INFORMATION

	June 30,	December 31,
	2007	2006
Assets by geographic segment:

Canada	$15,747,309	$3,880,490
Mexico	272,239	25,394
Peru	17,470,920	11,235,706

	$33,490,468	$15,141,590

11.

SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

a)

The company issued stock options for 155,000 shares exercisable at Cdn$1.55 to employees and consultants.

b)

330,500 stock options with exercise prices between Cdn$0.33 and Cdn$0.85 were exercised for proceeds of Cdn$219,465.

c)

343,125 warrants were exercised at Cdn$1.65 for proceeds of Cdn$566,156.

CANDENTE RESOURCE CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the period ended June 30, 2007 compared with the period ended June 30, 2006. This information is current to July 31, 2007.

Description of the business

Candente Resource Corp (the “Company”) is in the business of exploring for mineral deposits in Peru, Mexico and in Canada. The Company trades on the Toronto Stock Exchanged under the symbol “DNT”.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations). Unless otherwise stated, the Financial Statements and the information herein, are expressed in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Net Loss for the period totaled ($1,799,418), or ($0.03) per share, compared to a loss of ($833,247), or ($0.02) per share, in the prior year. The main differences in expenses between the two years are as follows:

•

Legal, audit and accounting of ($119,673) versus ($37,228) in 2006 due to the company having increased outsourced legal advice for advancing with major projects and due diligence work.

•

Management and Office salaries of ($174,767) versus ($91,615) in 2006 due to increased salaries and additional personnel hired in late 2006 and early 2007.

•

Corporate Development decreased to ($173,766) from ($197,080) in 2006 as the company attended fewer industry trade shows in 2007.

•

Stock-based compensation expense decreased to ($1,227,293) from ($356,274) in 2006, as the issued many options during the year, and the timing of the vesting of the grants caused a increased portion to be vested as compared to the prior year.

The Company earned interest income of $29,701 in 2007 compared to $19,155 in 2006 due to higher average cash balances. The foreign exchange Gain of $223,169 in 2007 compared to a gain of $121,191 in 2006 was due to favourable exchange rates during the current year.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties

The following is a summary of the key exploration projects the Company has been working on:

PERU PROPERTIES

Cañariaco

The Cañariaco property is located in the Western Cordillera of the Peruvian Andes in the Canaris District, at an elevation ranging between 2660 metres above sea level (masl) and 3600 masl, in a dry forest habitat. It is located 700 km northwest of Lima and 110 km to the northeast of the city of Chiclayo. The Cañariaco Norte Project will utilize open pit mining, crushing, heap leaching of chalcocite, copper oxide and chalcopyrite mineralization, and a solvent extraction (SX) and electrowinning (EW) plant. All proposed technology is well proven and is in common use internationally.

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone. The report estimates a resource of 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper. Measured and Indicated resource categories make up 78% of the 820 MT. Contained metal in the 820 MT equals 8.1 billion (B) pounds (lb) of copper. Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.4 to 1. A total of 97% of the 107 MT was in the Measured and Indicated categories.  Contained metal in the Starter Pit equals 1.4 B lb Copper.

DECEMBER 2006 UPDATED RESOURCE

Total Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Measured Tonnes (Million)	Indicated Tonnes (Million)	Inferred Tonnes (Million)	Chalcocite (% of Deposit)	Cut-off Grade (% Cu)
219	0.61	2.9	92	94	33	48.5	0.5
474	0.52	5.4	170	223	81	44.4	0.4
820	0.45	8.1	255	388	177	43.3	0.3
1,177	0.39	10.1	320	540	317	41.2	0.2
	Starter Pit Within the 820 MT
107	0.60	1.4	65	39	3	60.9	0.28

The updated resource is based on all drilling results as of December 2006, which includes 82 holes and 26,018.72 meters drilled by Candente. As of July 25, 2007 a total of 149 holes and 41,067.47 meters have been drilled by Candente on the deposit. Drilling continues to both expand the size of the deposit laterally and vertically and move Inferred resources into the Indicated and Measured.

•

The increase from 489 to 820 MT in the resource is expected to greatly enhance the cash flow analyses from the Preliminary Assessment and Economic Study (PAEE) completed in June 2006. At that time NPV’s for the project varied from $109M to $707M using copper prices from $1.25 to $2.50 per lb and a discount rate of 10%. Payback on capital expenditures was estimated to be 5 years at $1.25 Cu, 3 years at $1.50 and 1 year at $3.00 Cu. A new PAEE is now in progress based on the new resource.

Projections

June 2006 - Preliminary Assessment And Economic Evaluation (PAEE) Merit

•

Stage I: 30,000 tpd US$142 M

•

Stage II: Expansion to 60,000 tpd  financed from cash flow

•

Annual Cu cathode production: 82 to 113 M lb/yr (37,000 to 51,000 tpy)

•

25 year mine life

•

Operating costs: $0.59/lb for 7 years and $0.93/lb for 18 years

•

Chalcocite: Cu recovery from leaching at 75%

•

Chalcopyrite: Cu recovery from leaching at 40%

•

NPV’s: $109M to $707M @ $1.25 to $2.50 / lb Cu and 10% discount rate

Changes per Dec 2006 Updated Resource

•

Increase from 489 to 820 MT

•

Stage I: 30,000 tpd with Stage II: Expansion could be up to 140,000 tpd

•

20 year mine life with 820 MT

•

Annual Cu cathode production estimated at: 89 to 260 M lb/yr (40,000 to 118,000 tpy)

History of Project

2002:

Acquired 100% of Project in Auction from Peruvian State

2004:

Cumulative total of   2,891 m in 12 drill holes; 76 Mt 0.61% Cu   1.0 B lb Cu

2005:

Cumulative total of 10,035 m in 36 drill holes; 489 Mt 0.45% Cu   4.8 B lb Cu

2006:

Cumulative total of 26,019 m in 82 drill holes; 820 Mt 0.45% Cu   8.1 B lb Cu

with Starter Pit 107 Mt; 0.6% Cu; 1.4 B lb Cu

2007:

Cumulative total of 40,521 m in 146 drill holes drilled to date

Includes 1993m of drilling for sample material for metallurgical testing presently under way in SGS laboratories in Santiago Chile.

EIA and Feasibility studies are expected to be completed by March 2008

- present drilling is expanding vertically and laterally the size of the known deposit.

Chalcocite and oxide copper (chalcocite) makes up approximately 43% of the total contained copper in the Cañariaco Norte deposit. Distinct zones of chalcocite appear both at the top of the deposit near surface, as well as at depth. The Feasibility Study was started in June and will address the economics of an SX-EW copper operation at Cañariaco and is initially focused on the 107 MT Starter Pit for quick pay back of capital costs. The Feasibility Study will also address the economics associated with the entire known deposit and determine whether the operation should continue with only leaching or add components for conventional milling once payback has been achieved.

The mineral resource estimate is based on assay results from 26,019 meters of drill core from a total of 28,928 meters drilled in 93 holes of which 82 were drilled by Candente during 2004, 2005 and 2006, 11 holes were drilled in 1973, 1995 and 1999 by Ingemmet, Placer Dome and Billiton.  Drill spacings vary from 50 to 225 metres. Independent engineer, Dr. David M. Stone, P.Eng., of MineFill Services, Inc., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 4th, 2007. The resource estimate is classified as a Measured, Indicated and Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a Technical Report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The Company has received several expressions of interest from various entities with respect to partnering and/or financing the Cañariaco Norte project to production. The Cañariaco Development Committee has appointed Standard Bank Plc (Standard) as Financial Advisor to assist in evaluating all project finance opportunities for advancing the Cañariaco project through feasibility and into production. Standard will also assist with technical input into to the Cañariaco feasibility and other project studies.

The Company holds many meetings with the local communities and local authorities to ensure ongoing dialogue regarding the advancement of the project and the impact on the communities.  In addition, several key members of the Cañariaco Development Team: Thomas R. Rinaldi, V.P. Operations; Ing. Fredy Huanqui V.P. Business Development and Exploration Latin America; Ing. Romulo Mucho, Consultant and ex-Vice Minister of Mines (2004 -2005); Ing. Ricardo Coronado, Manager of Environmental Protection; Luis Enrique Salazar, Manager of Community Relations; as well as Joanne Freeze, P.Geo. President and CEO met with Yehude Simon, the President of the Region of Lambayeque to discuss the advancement of the Cañariaco Norte Project.  It was agreed that the Regional Government of Lambayeque and the Company, which operates under Exploraciones Milenio S.A. and Cia. Minera Oro Candente S.A., will work closely together to ensure that the Cañariaco project advances as rapidly as possible and in a manner that ensures that the local people benefit as much as possible from an improved infrastructure which includes roads, electricity, education and health facilities. During the meeting, Thomas R. Rinaldi, V.P. Operations, explained that “the project will be developed under guidelines which require minimal impact and zero contamination from the leaching process.  These parameters and others are all in accordance with the Equator Principles”.

Although Candente is expediting the advancement of the Cañariaco project by itself (100%) it is also in discussions with more than one party, which could result in a partnership to build a copper mine at Cañariaco.

Pamel

The Pamel prospect covers approximately 5,800 hectares in the Western Cordillera of the Peruvian Andes, which also hosts the Pierina and Yanacocha gold mines. The property is accessible by road from three different routes. As at Pierina, both polymetallic veins and porphyry style alteration and mineralization occur peripherally to a high sulphidation alteration zone on the Pamel prospect. Calipuy Formation volcanic rocks similar to those hosting the Pierina deposit underlie the Pamel claims. On the property the Calipuy is represented by andesitic to rhyolitic volcanic flows and tuffs including crystal-lithic tuffs, tuff breccias and dykes of dacitic to porphyritic mafic compositions. Structural control is both north-westerly and north-easterly as it is throughout the Western Cordillera.

In November 2005, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the Pamel Property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property. Candente will have the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, the Company will receive 60,000 shares in Orex upon approval of the option agreement by the TSX Venture Exchange and will receive additional staged shares issuances for a cumulative total of 250,000 shares in Orex by May 31, 2010.

The Company mapped the central part of the property and covered this areas with 23.5 line kilometers (km) of induced polarization (IP)/Resistivity geophysical and soil geochemical surveys.  The geophysical survey defined a large drill target comprised of a highly resistive body with features typical of massive silica or mixed silica and alunite delineated over a length of 2 km and a width of up to 500 metres (m)..  Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony from the soil geochemical survey occur with or near the resistive body and continue for approximately 1 km to the north-east.  The elements mentioned above are typical of high sulphidation gold-silver systems and their coincidence with the resistive body suggests that they are related.

The resistivity body occurs from surface to a depth of 200 m and a high chargeability body occurs just below this.  Vuggy silica often occurs at the interface between resistive and chargeable zones. Vuggy silica is the typical host rock for gold mineralization in high sulphidation deposits such as Yanacocha, Pierina and Alto Chicama (greater than 70 million (M) ounces (oz) gold) in Peru (www.barrick.com and www.newmont.com).  At Pamel, vuggy silica float has been found where the highest gold values occur in soil samples.

Diamond drill testing of the targets generated was carried out by MDH S.A.C. of Lima, Peru and commenced on October 19th 2006 using a Longyear 38 and a LF-70. Drilling was completed on February 22, 2007 with a total of 2585.65 m drilled in 11 holes. The high sulphidation model was proven as drilling to depths of 385 m contained silica alunite alteration as described above. However, only sub-economic gold grades were returned from fire assay analysis. The option on the property was dropped by Orex on June 30, 2007.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco.  It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. There are two porphyry copper zones (Ana-Olla and Brujas) and two high sulphidation gold zones (Toril and Northern Ana). In the Ana-Olla and Brujas porphyry copper zones anomalous levels of gold, copper molybdenum and silver several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km.  An Induced Polarization (IP) survey completed in October 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km, is still open and occurs within the geochemical anomalies and alteration zone.  The chargeability signature is typical of disseminated mineralization found in porphyry deposits.  A Time Domain EM (TDEM) survey was also carried out over the Toril and Northern Ana zones for high sulphidation gold and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004.  The holes were drilled to depths of 46m to 201m.   Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone.  Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits.  The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper. Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole.  Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork.  The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using a combination geochemistry, geology and significant copper-gold results from a 1998 Hecla reverse circulation drill hole.  Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and near the margin of the extensive IP chargeability anomaly.   Porphyry style alteration and mineralization is evident on surface above the chargeable body.

During 2005, the Company entered into an option agreement with Minera Gallipoli S.A. a subsidiary of Gallipoli Mining Pty. Ltd of Australia whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement.

In January and February 2006, a 1894.40 metre drill program in six holes was carried out on the Alto Dorado Property to test the Ana-Olla porphyry zone on the property.  Results confirm the presence of a very extensive porphyry style copper system.  In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes.  Two of the holes are believed to have been drilled over the centre of the porphyry copper system.  It is believed that a higher grade core could lie beneath this area as the alteration and mineralization was increasing with depth.  A TDEM resistively anomaly and large circular IP chargeability anomaly located in the Northern Ana zone just north of the area of drilling with coincident high sulphidation alteration could be a high sulphidation gold target.  Future drilling is recommended for the southern porphyry copper target (Brujas zone), deeper drilling on the northern porphyry target (Ana-Olla) as well as drill testing of the northern high sulphidation gold target (Northern Ana).

In March 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement

El Tigre

El Tigre is a low sulphidation epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares.  The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes.  The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area.  Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex could earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex was required to spend US$250,000 on the project by June 30, 2004, which was to delineate drill targets. Under the option agreement with Orex Ventures, Candente would conduct exploration on the project. The agreement was approved by the TSX Venture Exchange.

The property was mapped and covered by ground magnetic survey in 2004 and an Induced Polarization (IP) survey in 2006.  Orex officially withdrew from the option on June 30, 2007.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru.  It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca.  It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at gold Yanacocha and reserves are reported to be in the order of 35 million ounces of gold.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Stream sediment samples are anomalous in gold, mercury, arsenic and lead.  Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strong anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex was required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. The agreement has been approved by the TSX Venture Exchange.

In 2004 several Induced Polarization (IP) geophysical lines were completed on the north end of the property.  Results were not definitive.  Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey.  The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the geology and its potential to host epithermal gold deposits.

MEXICAN PROPERTIES

El Oro

Candente and Canaco Resources Inc. (CAN:TSX.V) (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico.  The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc.  The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

The veins on the El Oro property have been worked since the late 1700’s.  The height of mining activity began in 1904 with the Gold Mining & Railway Company.  For 33 years four companies produced gold and silver, predominantly from the San Rafael and Verde veins.  In excess of 18.2 million tonnes grading 11.1 grams gold and 131 grams silver were produced.  In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company.  Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted* the Las Dos Estrellas Mining Co. so the properties were transferred to the workers who formed a consortium with the government and continued to operate the mines largely as a selvage operation, mining pillars and backfill.  This proved to be very costly resulting in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz.  El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

Mining of the veins in the El Oro camp is reported to have stopped for financial reasons and not due to lack of ore.  The San Rafael vein is reported to have produced in excess of 5 million gold equivalent ounces (oz) over 45 years from 11.9 million tonnes (Mt) of ore with an average production grade of 10.8 grams gold per tonne (g/t Au) and 115 grams silver per tonne (g/t Ag) over an average width of 10 m.  The Verde vein is reported to have produced in excess of 3 million gold equivalent ounces from 6.3 Mt of ore with an average production grade of 12.0 g/t Au and 160 g/t Ag over an average width of 5-10 m.  In the San Rafael vein production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km).  In the Verde vein production occurred over a vertical depth of up to 240 m and over a strike length of approximately 2 km.  The average vertical depth for gold and silver production in veins in Mexico is understood to be 450 metres.

The Phase I drilling which commenced April 18, 2007 will test the down-dip extensions of four of the most prolific veins in the El Oro Camp including San Rafael, Verde, Borda and Coronas as well as recently identified targets in the Oriente area.  Compilation of mining records in the El Oro camp has identified the most productive areas within the four main veins and suggests that these veins remain open to depth below previous levels of mining.  In total 27 drill targets have been identified to test these targets.  In the Oriente area mapping and data compilation has identified 6 drill targets to date.  To date 2 drill holes have been completed on the San Rafael vein.  One drill hole intersected 2.90 meters of 7.79 glt gold and 8.13 glt silver from 666.35 to 669.25 meters, which is interpreted to be the down dip extension of the San Rafael vein at a depth approximately 20 meters below the deepest known level of mining.

The Oriente area is the eastern extension of the prolific El Oro ore-shoot trend.  It has had no mining and little exploration and is largely covered by younger Tertiary volcanic rocks, which mask favourable Creataceous host rocks and potential veins.  Seven exposures of the favourable host rocks have been found within these younger volcanics and five of these have alteration and quartz-calcite veining, and stockwork typical of the El Oro gold-silver veins. The veins and stockwork are hosted in the older Cretaceous andesitic volcanics which overlie the cretaceous sedimentary rocks, the most common host rocks to the veins mined in the past in the main El Oro camp. Veins comprise varying proportions of quartz, chalcedony and calcite and exhibit banding, brecciation and drusy crystal textures which are all typical of the gold and silver bearing El Oro veins.

NSAMT geophysics has also been carried to assist in the identification of potential new veins.   Initially, nine test lines were conducted over the Coronas, Borda and San Rafael veins and results showed that the geophysics was successful in detecting the veins and/or the structures hosting the veins.  Given the success of the test work, thirty-six line kilometers (km) of NSAMT was conducted over an area measuring 3 km by 4 km in the central part of the Oriente zone.   A preliminary interpretation of the NSAMT results shows several well developed linear features which could be structures and territory potential host to El Oro type veins.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992.  This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2007	(397,203)	(1,402,215)			(1,799,418)
2006	(620,949)	(212,298)	(368,894)	(589,974)	(1,792,115)
2005	(320,344)	(123,155)	(510,355)	(473,098)	(1,426,952)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

On June 7th, 2007.the Company raised Cdn$17,120,831 on closing a brokered private placement whereby the company issued 13,169,870 units. Amerigo Resources Ltd. subscribed for a significant portion of the private placement which, when combined with common shares of Candente already held, results in Amerigo holding approximately 9.6% of the outstanding common shares of Candente on an undiluted basis. The private placement was placed by a syndicate led by Westwind Partners Inc. and including Raymond James Ltd. in respect to investors outside of South America and by Credibolsa S.A.B. S.A. in respect of investors in South America (the "Agents").

During 2007 the Company issued a total of 1,095,000 shares on exercise of stock options priced between Cdn$0.17 and Cdn$0.85.  The company issued 2,256,938 shares on the exercise of warrants at Cdn$1.25 and Cdn$1.65.

Of the total 8,745,000 options outstanding, 5,783,625 have vested and are “in the money” at July 31, 2007.  These options are potentially exercisable to generate $4,578,360 in additional funding.

The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have any related party transactions.

Critical Accounting Estimates

The Company does not have any critical accounting estimates.

Changes in Accounting Policy

No changes.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, marketable securities, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties, some of which are denominated either in Canadian dollars, U.S. dollars, Mexican Pesos or New Peruvian soles.  These accounts are recorded at their fair market value.  The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar.  In the period ended June 30, 2007, the Company recorded a foreign exchange gain of $233,169 compared to a loss of 121,191 in 2006. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in New Peruvian soles or U.S. dollars.

The Company has Value Added Tax Receivable of $1,784,782 in which it has retained the services of advisors and personnel for the purposes of recovering these amounts from the Peruvian Government.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at July 31, 2007 there were 69,440,127 common shares outstanding.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development Company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.  While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

MANAGEMENT’S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.  Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Cautionary Statement:

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) estimates of stock compensation expense and (iii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company’s does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 20-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.

GOLD & SILVER INTERSECTED BY DRILLING AT EL ORO, MEXICO

Vancouver, British Columbia, July 3, 2007.  Candente Resource Corp. (DNT:TSX) (Candente) and Canaco Resources Inc. (CAN:TSX.V) (Canaco) are pleased to announce that drilling has intersected 2.90 metres (m) of  7.79 grams per tonne (g/t) gold & 8.13 g/t silver below the deepest known historical level of mining on the El Oro gold-silver property in Central Mexico.

Two of 13 drill holes planned for the Phase I drill program on the El Oro property have been completed and drilling continues.  Both holes targeted down-dip extensions of the San Rafael Vein.  Drill hole VSR-07-02 intersected mineralized tuff breccia and several quartz and quartz-carbonate veins.  One of the vein and mineral intercepts, 2.90 m of 7.79 g/t gold & 8.13 g/t silver, is interpreted to be the down-dip extension of the San Rafael vein at a depth approximately 20 m below the deepest known level of previous mining.  A compilation of mining records in the El Oro camp has identified the most productive areas within the four main veins and suggests that these veins remain open to a depth below previous levels of mining.  The presence of the San Rafael vein and mineralization intersected in drill hole VSR-07-02 confirms this assumption.

One of the other most significant intercepts in drill hole VSR-07-02 is high grade silver mineralization of 1330 g/t over 3.05 m within a zone containing 726.38 g/t over 5.60 m.  The significance of this intersection is unclear as it could represent a new discovery (vein) but it also could be associated with the historic workings of the Nueva Vein.  If it is associated with historic workings it may represent material left behind and/or wall rock, or some combination thereof.  The Nueva Vein is located in the hanging wall of the San Rafael Vein.

Significant drill intercepts:

Drill Hole	Description	From	To	Drill intersection	Estimated true width	Au	Ag
		[m]	[m]	[m]	[m]	[g/t]	[g/t]
VSR-07-02	Tuff breccia	251.65	308.30	56.65	54.95	0.22	2.02
VSR-07-02	Underground working	386.85	392.45	5.60	3.98	0.09	726.38
(incl)		389.40	392.45	3.05	2.17	0.06	1330.00
VSR-07-02	Quartz-carbonate vein	469.55	469.80	0.25	0.18	4.19	27.20
VSR-07-02	Quartz-carbonate vein	563.15	564.45	1.30	0.92	1.87	26.12
VSR-07-02	Quartz-carbonate vein	566.25	569.30	3.05	2.17	0.63	12.40
VSR-07-02	Quartz-carbonate vein	572.70	573.05	0.35	0.25	12.60	216.00
VSR-07-02	Quartz-carbonate vein	594.40	595.30	0.90	0.64	7.34	50.90
VSR-07-02	Quartz-carbonate vein	640.95	643.30	2.45	1.74	0.15	10.94
VSR-07-02	Quartz vein. Down dip extension of San Rafael Vein	666.35	673.55	7.20	5.11	3.45	4.9
(incl.)		666.35	669.25	2.90	2.06	7.79	8.13

Mining of the veins in the El Oro camp is reported to have stopped for financial reasons (see below*) and not due to lack of ore. The San Rafael vein is reported to have produced in excess of 5 million gold equivalent ounces (oz) over 45 years from 11.9 million tonnes (Mt) of ore with an average production grade of 10.8 grams gold per tonne (g/t Au) and 115 grams silver per tonne (g/t Ag) over an average width of 10 m.  The Verde vein is reported to have produced in excess of 3 million gold equivalent ounces from 6.3 Mt of ore with an average production grade of 12.0 g/t Au and 160 g/t Ag over an average width of 5-10 m.  In the San Rafael vein production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km).  In the Verde vein, production occurred over a vertical depth of up to 240 m and over a strike length of approximately 2 km.  The average vertical depth for gold and silver production in veins in Mexico is understood to be 450 metres.

The veins on the El Oro property have been worked since the late 1700’s.  The height of mining activity began in 1904 with the Gold Mining & Railway Company.  For 33 years four companies produced gold and silver, predominantly from the San Rafael and Verde veins.  In excess of 18.2 million tonnes grading 11.1 grams gold and 131 grams silver were produced.  In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company.  Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted* the Las Dos Estrellas Mining Co.  For this reason the properties were transferred to the workers who formed a consortium with the government and continued to operate the mines predominantly as a salvage operation, mining pillars and backfill.  This proved to be very costly and resulted in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent ounces.  El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

 The Oriente area drill target is the eastern extension of the prolific El Oro ore-shoot trend.  It has had no mining and little exploration and is mostly covered by younger Tertiary volcanic rocks, which mask favourable host rocks and potential veins. Seven exposures of the favourable host rocks have been found within these younger volcanics and five of these have alteration and quartz-calcite veining and stockwork typical of the El Oro gold-silver veins.  The veins and stockwork are hosted in the older Cretaceous andesitic volcanics which overlie the common host rocks (sediments) to the prolific veins.  Geological mapping and data compilation in the Oriente area has identified 6 drill targets to date.  A NSAMT geophysical survey has also been carried out over the Oriente area to assist in the identification of potential new veins.  The NSAMT final report and recommendations are expected to be received soon.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in the El Oro property which comprises all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin. (See News Release 166, dated May 12th, 2006.)  Funds are in place for completion of the Phase I drilling and all year one option obligations.

Major Drilling de Mexico, S.A. de C.V. was contracted to carry out the drilling program.  They have supplied a truck mounted UDR 650 drill rig capable of performing RC drilling as well as core drilling with HQ, NQ, and BQ diameters.  Drill core is cut on site using a rock saw.  Half of the core samples are submitted to the assay lab for analysis while the remainder is stored in core boxes for future reference.  A QA/QC program involving the use of 3 standard samples and a blank has been incorporated into the sampling regime for the project.

Samples are sent to ALS-Chemex Laboratories, an internationally recognized assay service provider.  Sample preparation is done in Guadalajara, Mexico and analysis using ME-ICP41m, AA-AA24 in North Vancouver, Canada.

Additional information on the companies and the El Oro property is available at www.candente.com and www.canaco.ca.

Candente and Canaco have chosen to jointly explore at El Oro to take advantage of the companies combined abilities and successful track records in exploration, discovery, project development and mining operations.  The companies have formed a Mexican subsidiary named Minera CCM SA de CV to operate this joint venture.  Piotr Lutynski, P.Eng. Consultant, Michael J. Casselman, P.Geo. and Director, Candente and Andrew Lee Smith, P.Geo. Chairman and CEO, Canaco, are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

Joanne C. Freeze, P.Geo.

Andrew Lee Smith, P.Geo.

President and CEO, Candente

Chairman and CEO, Canaco.

For further information please contact:

Neil Currie at (604) 689-1957 or

Nick Watters, 604-488-0822 or

toll free 1-877-689-1964

1-866-488-0822

Email: info@candente.com

Email: investors@canaco.ca

NR217

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Canaco relies upon litigation protection for forward-looking statements.

HIGH GRADE SILVER IN VEINS AND GOLD IN VUGGY SILICA FOUND ON TRES MARIAS PROPERTY, SOUTHERN PERU

Vancouver, British Columbia, July 11th, 2007, Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce the acquisition of the Tres Marias silver and gold property in the Puno District of Southern Peru.  Tres Marias hosts gold, silver and polymetallic mineralization in extensive alteration zones which appear to be typical of both low and high sulphidation systems.  The property covers 9,400 hectares, which are entirely (100%) owned by Candente’s Peruvian subsidiary, Cia. Minera Oro Candente S.A.

The main vein found to date, Pataqueña, has been mapped on surface for a distance of 500 metres (m) and traced for 300 m to the south and is still open both to the North and South.  The width of the vein ranges from 10 centimetres (cm) to 2 m as seen in the limited exposure to date.  The vein was exploited during Spanish Colonial times in the late 1800’s.  Recently opened underground workings extend for approximately 150 m horizontally along the main vein and also along crosscutting and semi parallel veins.  The vertical extent of the workings is approximately 75 m along several levels.  The workings only follow the vein above the valley floor so significant potential exists below these tunnels as well as along strike.  Silver values from surface sampling and historic mine dump piles have grades of up to 68.08 ounces per ton (oz/T) (2,334 grams per tonne (g/t)).  More detailed silver, lead and zinc grades can be seen in the table below:

The high sulphidation alteration zone extends along a ridge for one (1) km and includes lithologically and structurally controlled vuggy silica and hydrothermal breccias in various surface exposures.  Anomalous gold values of up to 4.0 g/t were obtained from grab samples of the vuggy silica material.

GRABS FROM HISTORIC MINE DUMP PILES (SELECTED SAMPLES WITH NO TRUE WIDTH)

Width	Ag oz/T	Ag g/t	% Pb	% Zn
N/A	31.18	1069	>10	1.88
N/A	38.20	1310	8.55	1.42
N/A	15.60	535	7.56	2.14
N/A	68.08	2334	0.27	1.19
N/A	67.99	2331	0.28	1.89
N/A	60.41	2071	3.63	1.70

CHIP SAMPLES FROM OUTCROP

Width(m)	Ag oz/T	Ag g/t	% Pb	% Zn
1.0	11.03	378	2.05	0.07
0.40	14.67	503	0.18	0.01
0.10	13.88	476	0.54	0.11
0.50	8.25	283	>10	1.59
0.20	23.80	816	2.63	3.10

Candente initially acquired claims at Tres Marias covering 7,900 hectares and recently an additional 1,500 hectares in an auction (remate) following the simultaneous staking by Candente and several major companies including Newmont, Newcrest, Apex Silver and Southwestern Gold. The potential at Tres Marias was initially identified by Candente’s exploration team lead by Ing. Fredy Huanqui, Robert Van Egmond, P. Geo., and Ing. Enrique Bernuy, however, Guillermo Bajonero, a Peruvian Prospector, will be paid a finder’s fee of 30,000 shares for certain knowledge he brought to the Company in relation to this acquisition.

The Tres Marias property is located in the department of Puno in Southern Peru, 35 kilometres (km) southwest of the city of Puno and 75 km southwest of the nearest airport in Juliaca.  The project area covers a regional mineral trend that includes intrusion related low sulphidation style polymetallic and silver veins, high sulphidation style alteration areas and possible porphyry style mineralization (as identified on Landsat Imagery).  The main focus to date has been on the low sulphidation silver veins and little work has been completed on the other systems within the property.  The Pataqueña vein system is hosted by volcanic flows and is closely related to a series of rhyolite domes as well as hydrothermal breccias.  The vein prospect occurs as a phreatic (eruption breccia) and polymetallic silver vein system eroded to expose an elevated portion of the original hydrothermal system.  Based on this geological setting and the lateral surface extent of the vein, the system is believed to have excellent depth potential.

Rock samples were sent to Actlabs, SGS or CIMM laboratories in Lima, Peru from different sampling programs.  All three labs are certified assay laboratories and conform to National Instrument 43-101 standards for independent assay laboratories.  Samples were initially run for 34 element ICP to determine the major-element data.  High values of silver (Ag), lead (Pb) and zinc (Zn) were confirmed with geochemical assays.  Gold values were determined by Fire Assay with an Atomic Absorption finish at Actlabs, Lima.  Robert van Egmond, P.Geo., Manager Exploration Peru is the Qualified Person as defined by NI 43-101 for the project discussed above and has read and approved the contents of this release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery.  Candente has an advanced exploration stage copper project, Cañariaco, and several other gold, copper and silver projects in Peru and Mexico.  Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Joanne Freeze or Neil Currie in Vancouver at: (604) 689-1957, Toll Free: 1-877-689-1964 or info@candente.com    www.candente.com

Release 218

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

COPPER MINERALIZATION EXTENDED TO DEPTH OF 767 METRES AT CAñARIACO NORTE, PERU

Vancouver, British Columbia, July 25th, 2007.  Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that four diamond drill holes have been completed to depths of 639 metres (m), 721 m, 767 m and 761 m (07-129, 07-135, 07-141 and 07-146) and all of these holes ended in copper (Cu) mineralization and strong alteration.  The holes were stopped only because they had reached the capacity of the drill.  A total of 10 deep holes have been planned for the current drilling program.  Assays have been received for holes 07-083 to 07-140 (excluding 12 holes drilled for metallurgical testing).

The 2007 drilling to date indicates a significant increase to the size of the deposit.  The deeper holes extend on average 250 m and 350 m below the depths of previous holes in the northern and southern portions of the deposit, respectively.   In March 2007 a resource of 820 Million tonnes (Mt) grading 0.45% Cu average (cut-off of 0.3% Cu) and containing 8.1 billion pounds of copper was estimated based on the 82 holes (26,018.72 m) drilled as of Dec 2006 (see News Release 202, March 4th, 2007).

A better defined zonation to the copper mineralization in the deposit is now evident.  In the southern portion of the deposit a zone (6 to 150 m thick) of greater than 70% soluble copper occurs as chalcocite with lesser covellite and other copper minerals within intermediate argillic and phyllic alteration.  Below the chalcocite, copper mineralization comprising predominantly chalcopyrite and lesser bornite occurs.  Grades are very consistent both within and between the two zones and have improved in the 2007 drilling.  In the Northern portion of the deposit, chalcopyrite predominates, is higher in grade than to the south and is covered by chalcocite with even higher grades.  For example, hole 06-076 intersected 33 m of 1.56% Cu comprising 71% soluble copper overlying 476 m of 0.74% Cu comprising predominantly chalcopyrite (total hole intersected 509 m of 0.79% Cu).  The chalcocite in the north appears to be a generally thinner zone than in the south.  However, a deeply penetrating chalcocite zone in the central portion of the deposit crosscuts and overprints primary sulphide copper mineralization to tested depths of over 350 m.  This zone appears to be controlled by a series of breccias.  Copper grades within the breccia-chalcocite zone are consistent to depth.  Drill hole 07-140 intersected 201 m of 0.72% Cu with greater than 70% soluble copper (chalcocite) content.  A leached cap varying from 10 to 100 m overlies much of the deposit and is thicker on the tops of ridges in the south and north.  Approximately 20% of the deposit, especially at lower elevations, has very little (0 to 10 m) leached cap.

The four deep holes completed to date have all ended in strong alteration with copper mineralization.  At depths of 600 m and greater, quartz veining and stockwork decreases while anhydrite veining increases.   Copper mineralization continues as disseminated chalcopyrite.  Veining at depth contains coarse chalcopyrite and traces of molybdenum.

To date this year a total of 14,989.25 m have been drilled in 67 holes (holes 07-083 to 07-149) at Cañariaco Norte bringing the total metreage to 41,067.47 m in 149 holes.  Of the 14,989.25 m drilled to date this year, 4,250 m show both lateral and vertical extensions to the deposit, 8,745.90 m are part of the infill drilling and 1,993.35 m were drilled for metallurgical testing.  Drilling continues to expand the size of the deposit and for all feasibility requirements.  Environmental (EIA) and Feasibility studies have been underway since January and May, respectively.

The twelve (12) metallurgical holes (holes 07-093 to 102, 104 and 106) were drilled as twins of existing holes for the purposes of grade controlled metallurgical testing.  The material from these holes has been sent to SGS in Santiago, Chile and is undergoing metallurgical testing under the direction of Dr. W. Joseph Schlitt, Ph.D., P.Eng., of Hydrometal LLC.  Tests are currently underway for both leaching and flotation characteristics to determine expected recoveries using both processes.  This current testing is focused primarily on material that will be mined from the Starter Pit.  Future testing will be design to test material from the entire resource.  Bottle roll tests were begun in July to determine the leach characteristics for the different ore types and crush sizes.  Results from these tests are expected to be received in mid August.  Flotation testing is scheduled to be performed in August.

HIGHLIGHTS FROM THE 2007 DRILLING INCLUDE:

Drill Hole	From	To	Width (m)	% Total Cu	% Soluble Cu
C07-135	0.00	35.70	35.70	Leached Cap
	35.70	720.85 EOH	685.15	0.44	17
includes	35.70	67.00	31.30	0.51	87
	300.00	401.00	101.00	0.59	13
C07-136	0.00	35.00	35.00	Leached Cap
	35.00	149.40 EOH	114.40	0.62	85
includes	35.00	141.60	106.60	0.64	91
C07-138	0.00	5.80	5.80	Leached Cap
	5.80	120.40 EOH	114.60	0.73	54
C07-140	0.00	23.00	23.00	Leached Cap
	23.00	275.85 EOH	252.85	0.66	71
includes	23.00	224.00	201.00	0.72	70

Complete results, maps, cross-sections and all reports can be viewed at:

http://www.candente.com/s/PeruProjects_Canariaco.asp

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in the April 26th, 2007 Minefill report which can be found on the Candente Web site shown above.  All samples were submitted to Actlabs in Lima, Peru.  Robert van Egmond, P.Geo., Manager Exploration Peru and David Stone, P.Eng., of MineFill Services, Inc. are the Qualified Persons as defined by NI 43-101 for the project discussed above and have read and approved the contents of this release.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com              www.candente.com.

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This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.